02 MAY 14 AM 10:43

TAYLOR NELSON SOFRES PLC

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02034152

SUPPL

9th May 2002

Dear Sir/Madam

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement - "Websites still fail to recognise the importance of user satisfaction – New Survey Findings".

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

dlw 5/20

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\linda\press release australia std letter 03.05.02.doc

PRESS INFORMATION

Date: **Thursday 9th May 2002**

Contact: Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

OR: Liz Kearney, Camargue
Tel: +44 (0)20 7908 7416 or email: ekearney@camarguepr.com

WEB SITES STILL FAIL TO RECOGNISE THE IMPORTANCE OF USER SATISFACTION – NEW SURVEY FINDINGS

While companies recognise that user satisfaction is vital to encourage repeat visits to their web sites, new research from Taylor Nelson Sofres (TNS) shows that it is also a key factor in attracting new visitors to the site.

The international study, carried out across 14 countries*, shows that word of mouth is far more important than search engines or links for attracting regular users. Nearly twice as many *regular* users of a web site say that they first found the site through friends or relatives, than through a search engine.

Furthermore, 98 per cent of satisfied users say they would recommend a site to someone they know, compared to only one per cent of dissatisfied users.

Key areas that respondent stated they were particularly unsatisfied with or indifferent towards were:

- Regularity of content updates (37 per cent)
- Ability to personalise the site (33 per cent)
- Quality of search tools (32 per cent)
- Download speed (32 per cent)

Arno Hummerston, Head of TNS Interactive Solutions, Worldwide, said:
"This study confirms that web site user satisfaction not only encourages repeat use but is essential in driving traffic to the site in the first place. The importance of personal recommendation for attracting loyal users means unsatisfactory sites undermine the opportunity to expand their long-term user base."

On a more positive note, most companies seem to be getting the basics right. Seventy one per cent of users are happy with site navigation and 69 per cent with user friendliness. And over two thirds of users are satisfied with the exhaustiveness and quality of web site content. (68 per cent and 72 per cent respectively).

Hummerston added:
"The research shows that as user demands evolve, companies need to continually strive to understand exactly what satisfies their users, ensuring they regularly visit the site and personally recommend it to third parties.

"Regular users want more than just easy navigation and basic content. They want more personalised information and customisable sites that are relevant to their specific needs. Good search facilities and regularly updated content are key to improving the user experience."

-ends-

Note to editors
*The research was carried out using Webeval™ Satisfaction - TNS'online website evaluation tool - across 14 countries: Argentina, China, France, Germany, Hungary, India, Ireland, Israel, Lithuania, Norway, Spain, Taiwan, Turkey and the United Kingdom in the six months between November 2001 and April 2002. For further information please go to: www.tnsofres.com/webeval

Taylor Nelson Sofres
Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

Press Enquiries:
Mica Quinn, International PR Manager, Taylor Nelson Sofres
Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com

Liz Kearney, Camargue
Tel: +44 (0)20 7908 7416 or email ekearney@camarguepr.com